 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

FSP PHOENIX TOWER CORP.
(Name of Subject Company)

SCM SPECIAL FUND 2, LP AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF PREFERRED STOCK
(Title of Class of Securities)

30268M
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$300,000	$16.74

*	For purposes of calculating the filing fee only. Assumes the purchase of 10 Shares at a purchase price equal to $30,000 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16.74
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: 3-26-20009

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of March 26, 2009, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: SCM Special Fund 2, LP (referred to herein as the “Purchasers”) to purchase up to 10 shares of preferred stock (the “Shares”) in FSP Phoenix Tower Corp. (the “Corporation”), the subject company, at a purchase price equal to $30,000 per Share, less the amount of any dividends declared or made with respect to the Shares between March 26, 2009 (the “Offer Date”) and April 26, 2009, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2009 (the “Offer to Purchase”) and the related Assignment Form.

The Purchasers and their affiliates currently beneficially own 42 Shares, or approximately 4.0% of the outstanding Shares.  The 10 Shares subject to the Offer constitute 0.95% of the outstanding Shares.  The previous Schedule TO incorrectly stated that the Purchasers and their affiliates held 46.1 Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      April 3, 2009

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President